                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

 INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No.  )


                         Shaman Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81931910
                        -------------------------------
                                (CUSIP Number)

                               Robert W. Scannell
                        Tradewinds Financial Corporation
                        591 Redwood Highway, Suite 2355
                          Mill Valley California 94941
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 20,  2000
                      -----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP No. 81931910

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TRADEWINDS FINANCIAL CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[X]
       (b)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
 NUMBER OF                 0
                   -------------------------------------------------------------
 SHARES                    SHARED VOTING POWER
                        8  4,977,030
 BENEFICIALLY      -------------------------------------------------------------

 OWNED BY EACH             SOLE DISPOSITIVE POWER
                        9  0
 REPORTING         -------------------------------------------------------------

 PERSON WITH               SHARED DISPOSITIVE POWER
                       10  4,977,030

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,977,030
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     CO, IA
--------------------------------------------------------------------------------

CUSIP No. 81931910

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TRADEWINDS DEBT STRATEGIES FUND, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[X]
       (b)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
 NUMBER OF                 0
                   -------------------------------------------------------------
 SHARES                    SHARED VOTING POWER
                        8  4,977,030
 BENEFICIALLY      -------------------------------------------------------------

 OWNED BY EACH             SOLE DISPOSITIVE POWER
                        9  0
 REPORTING         -------------------------------------------------------------

 PERSON WITH               SHARED DISPOSITIVE POWER
                       10  4,977,030

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,977,030
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

CUSIP No. 81931910

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TRADEWINDS OFFSHORE FUND, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[X]
       (b)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
 NUMBER OF                 0
                   -------------------------------------------------------------
 SHARES                    SHARED VOTING POWER
                        8  4,759,161
 BENEFICIALLY      -------------------------------------------------------------

 OWNED BY EACH             SOLE DISPOSITIVE POWER
                        9  0
 REPORTING         -------------------------------------------------------------

 PERSON WITH               SHARED DISPOSITIVE POWER
                       10  4,759,161

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,759,161
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

CUSIP No. 81931910

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     FEEHAN PARTNERS, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[X]
       (b)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
 NUMBER OF                 0
                   -------------------------------------------------------------
 SHARES                    SHARED VOTING POWER
                        8  2,464,500
 BENEFICIALLY      -------------------------------------------------------------

 OWNED BY EACH             SOLE DISPOSITIVE POWER
                        9  0
 REPORTING         -------------------------------------------------------------

 PERSON WITH               SHARED DISPOSITIVE POWER
                       10  2,464,500

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,464,500
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.6%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

CUSIP No. 81931910

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ATLAS DEFINED CONTRIBUTION PLAN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[X]
       (b)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
 NUMBER OF                 0
                   -------------------------------------------------------------
 SHARES                    SHARED VOTING POWER
                        8  666,988
 BENEFICIALLY      -------------------------------------------------------------

 OWNED BY EACH             SOLE DISPOSITIVE POWER
                        9  0
 REPORTING         -------------------------------------------------------------

 PERSON WITH               SHARED DISPOSITIVE POWER
                       10  666,988

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     666,988
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     EP
--------------------------------------------------------------------------------

CUSIP No. 81931910

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ROBERT SCANNELL ROTH IRA
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[X]
       (b)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
 NUMBER OF                 0
                   -------------------------------------------------------------
 SHARES                    SHARED VOTING POWER
                        8  1,929,260
 BENEFICIALLY      -------------------------------------------------------------

 OWNED BY EACH             SOLE DISPOSITIVE POWER
                        9  0
 REPORTING         -------------------------------------------------------------

 PERSON WITH               SHARED DISPOSITIVE POWER
                       10  1,929,260

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,929,260
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     EP
--------------------------------------------------------------------------------

CUSIP No. 81931910

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ROBERT W. SCANNELL
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[X]
       (b)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
 NUMBER OF                 512,750
                   -------------------------------------------------------------
 SHARES                    SHARED VOTING POWER
                        8  14,129,951
 BENEFICIALLY      -------------------------------------------------------------

 OWNED BY EACH             SOLE DISPOSITIVE POWER
                        9  512,750
 REPORTING         -------------------------------------------------------------

 PERSON WITH               SHARED DISPOSITIVE POWER
                       10  14,129,951

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,642,701
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.4%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     IN, HC
--------------------------------------------------------------------------------

CUSIP No. 81931910

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SCOTT P. PETERS
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)[X]
       (b)[_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                        7  SOLE VOTING POWER
 NUMBER OF                 3,987,560
                   -------------------------------------------------------------
 SHARES                    SHARED VOTING POWER
                        8  10,403,179
 BENEFICIALLY      -------------------------------------------------------------

 OWNED BY EACH             SOLE DISPOSITIVE POWER
                        9  3,987,560
 REPORTING         -------------------------------------------------------------

 PERSON WITH               SHARED DISPOSITIVE POWER
                       10  10,403,179

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,390,739
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.2%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*
     IN, HC
--------------------------------------------------------------------------------

CUSIP No. 81931910

Item 1.  Security and Issuer
         -------------------

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value per share (the "Shaman Common Stock") of Shaman Pharmaceuticals, Inc., a Delaware corporation ("Shaman"). The principal executive offices of Shaman are located at 213 East Grand Avenue, South San Francisco, CA 94080.

Item 2.  Identity and Background
         -----------------------

     (a) The names of the persons filing this Statement are Tradewinds Financial Corporation, a California corporation ("Tradewinds"), Tradewinds Debt Strategies Fund, L.P., a California limited partnership ("DSF"), Tradewinds Offshore Fund, L.P., a Cayman Islands investment company ("TOF"), Feehan Partners, L.P., a California limited partnership ("Feehan"), Atlas Defined Contribution Plan ("Atlas"), Scott P. Peters ("Peters"), Robert W. Scannell Roth IRA ("IRA") and Robert W. Scannell ("Scannell") (each is referred to as a "Member" and collectively, the "Group").

     (b) The principal business address of each Member of the Group is located at 591 Redwood Highway, Suite 2355, Mill Valley, CA 94941.

     (c) Tradewinds is in the business of investment management and is registered as an investment adviser in the State of California. Peters and Scannell each own 50% of the outstanding voting stock of Tradewinds. Peters is also a director and the Executive Vice President and Secretary of Tradewinds.
Scannell is a director and the President of Tradewinds.   DSF, TOF, and Feehan
are limited partnerships organized for the purpose of making investments. Tradewinds, Peters and Scannell are the general partners of DSF. Peters and Scannell are the general partners of TOF. Scannell is the sole general partner of Feehan. Atlas is a contribution plan in California. Peters is the trustee
of Atlas.   IRA is a retirement account in California.  Scannell is the trustee of IRA.

     (d) During the last five years, none of the Members of the Group have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of the Members of the Group have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Tradewinds is a corporation organized under the laws of California. DSF is a limited partnership organized under the laws of California. TOF is an investment company organized under the laws of the Cayman Islands. Feehan is a limited partnership organized under the laws of California. Atlas is a trust organized in California. IRA is a Roth IRA organized in California. Scannell is a citizen of the United States of America. Peters is a citizen of the United States of America.

CUSIP No. 81931910

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          Item 5(c) below includes a list of transactions and the amounts paid by each Member of the Group in their acquisition of Shaman Common Stock.

          DSF, TOF and Feehan are each private investment entities that pool their respective participants' contributions. All funds used by DSF, TOF and Feehan to acquire Shaman Common Stock came from working capital. All funds used by Peters, Scannell, Atlas and IRA to acquire Shaman Common Stock came from personal funds.

Item 4.  Purpose of Transaction
         ----------------------

          The purpose of the acquisition of the securities is for investment purposes. Other than as discussed above in this Statement, neither the Group or any of its Members currently have any plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of Shaman, or the disposition of securities of Shaman;

          (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Shaman or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of Shaman or any of its subsidiaries;

          (d) any change in the present Board of Directors or management of Shaman, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

          (e) any material change in the present capitalization or dividend policy of Shaman;

          (f) any other material change in Shaman=s business or corporate structure;

          (g) changes in Shaman=s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Shaman by any person;

          (h) causing a class of securities of Shaman to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of Shaman becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  any action similar to any of those enumerated above.

CUSIP No. 81931910

          The Group intends to evaluate continuously their investment in Shaman and, based on such evaluation, may determine at a future date to change their respective current positions as to any action enumerated above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          (a) The following percentages assume 94,776,205 shares of Shaman Common Stock outstanding on November 13, 2000 (as provided by Robert Scannell, Director of Shaman).

          Any reference to "warrant" shall refer to warrants exercisable at any time after April 30, 2000 and expiring on April 30, 2005 at a price of $0.15 per share.

          Tradewinds is the beneficial owner of 4,977,030 shares of Shaman Common Stock. Of this amount, Tradewinds (i) is not a record owner of Shaman Common Stock, and (ii) is the beneficial owner of 3,864,530 shares of Shaman Common Stock and warrants to acquire an additional 1,112,500 shares of Shaman Common Stock since Tradewinds is the general partner of DSF. This amount represents approximately 5.3% of the outstanding shares of Shaman Common Stock.

          DSF is the record and beneficial owner of 3,864,530 shares of Shaman Common Stock and warrants to purchase an additional 1,112,500 shares of Shaman Common Stock, which amount combined represents approximately 5.3% of the outstanding shares of Shaman Common Stock.

          TOF is the record and beneficial owner of 3,759,161 shares of Shaman Common Stock and warrants to purchase an additional 1,000,000 shares of Shaman Common Stock, which amount combined represents approximately 5% of the outstanding shares of Shaman Common Stock.

          Feehan is the record and beneficial owner of 1,957,833 shares of Shaman Common Stock and warrants to purchase an additional 506,667 shares of Shaman Common Stock, which amount combined represents approximately 2.6% of the outstanding shares of Shaman Common Stock.

          Atlas is the record and beneficial owner of 480,321 shares of Shaman Common Stock and warrants to purchase an additional 186,667 shares of Shaman Common Stock, which amount combined represents approximately 0.7% of the outstanding shares of Shaman Common Stock.

          IRA is the record and beneficial owner of 1,529,260 shares of Shaman Common Stock and warrants to purchase an additional 400,000 shares of Shaman Common Stock, which amount combined represents approximately 2% of the outstanding shares of Shaman Common Stock.

          Scannell is the beneficial owner of 14,642,701 shares of Shaman Common Stock. Of this amount, Scannell (i) is the record owner of 512,750 shares of Shaman Common Stock, and (ii) is the beneficial owner of an additional 11,110,784 shares of Shaman Common Stock and warrants to acquire an additional 3,019,167 shares of Shaman Common Stock since Scannell is a general partner of Feehan, DSF and TOF and a trustee of IRA. The total amount of Shaman Common Stock beneficially owned by Scannell represents approximately 15.4% of the outstanding shares of Shaman Common Stock.

          Peters is the beneficial owner of 14,390,739 shares of Shaman Common Stock. Of this amount, Peters (i) is the record owner of 3,104,227 shares of Shaman Common Stock and warrants to purchase an additional 883,333 shares of Shaman Common Stock, and (ii) is the beneficial owner of an additional

CUSIP No. 81931910

8,104,012 shares of Shaman Common Stock and warrants to acquire an additional 2,299,167 shares of Shaman Common Stock since Peters is a general partner of DSF and TOF and a trustee of Atlas. The total amount of Shaman Common Stock beneficially owned by Scannell represents approximately 15.2% of the outstanding shares of Shaman Common Stock.

          The Group combined is the beneficial owner of 19,273,849 shares of Shaman Common Stock, which amount represents approximately 20.3% of the outstanding shares of Shaman Common Stock.

          (b) See item 7, 8, 9 and 10 on the cover page for each Member for information regarding sole voting power, shared voting power, sole dispositive power and shared dispositive power.

          (c) Set forth below is a schedule listing each Member of the Group, date of transaction, nature of transaction, amount of Shaman Common Stock involved and price per share of Shaman Common Stock since the last statement was filed for the Members of the Group in March 2000 on Schedule 13G.

Feehan Partners, L.P.
---------------------
     NONE

Tradewinds Offshore
-------------------
Fund, L.P.
----------
     NONE

Tradewinds Debt
---------------
Strategies Fund, L.P.
---------------------
     NONE

Robert Scannell
---------------
Roth IRA
--------
     NONE

Atlas Defined
-------------
Contribution Plan
-----------------
     NONE

Robert Scannell
---------------
     November 12, 2000, Robert Scannell received warrants to purchase 486,750 Shares of Shaman Common Stock in consideration for a loan to Shaman.

Scott P. Peters
---------------
     NONE


          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shaman Common Stock.

          (e)  Not applicable.

CUSIP No. 81931910


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         None.  See Item 2 above.


Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

         Exhibit 1 is attached hereto.

CUSIP No. 81931910

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: December 6, 2000


                              TRADEWINDS FINANCIAL CORPORATION



                              By:   /s/ Robert Scannell
                                 ----------------------------------------------
                              Name:     Robert Scannell
                              Title:    President


                              TRADEWINDS DEBT STRATEGIES FUND, L.P.



                              By:   /s/ Robert Scannell
                                 ----------------------------------------------
                              Name:     Robert Scannell
                              Title:    General Partner


                              TRADEWINDS OFFSHORE FUND, L.P.



                              By:   /s/ Robert Scannell
                                 ----------------------------------------------
                              Name:     Robert Scannel
                              Title:    General Partner

CUSIP No. 81931910


                              FEEHAN PARTNERS, L.P.


                              By:   /s/ Robert Scannell
                                 ----------------------------------------------
                              Name:     Robert Scannell
                              Title:    General Partner


                              ATLAS DEFINED CONTRIBUTION PLAN



                              By:   /s/ Scott Peters
                                 ----------------------------------------------
                              Name:     Scott Peters
                              Title:    Trustee


                              ROBERT SCANNELL ROTH IRA



                              By:   /s/ Robert Scannell
                                 ----------------------------------------------
                              Name:     Robert Scannell
                              Title:    Trustee



                                    /s/ Robert Scannell
                              -------------------------------------------------
                                        Robert W. Scannell



                                    /s/ Scott Peters
                              -------------------------------------------------
                                        Scott P. Peters